Exhibit  2.2

                      AGREEMENT AND PLAN OF REORGANIZATION

                            AMENDMENT & MODIFICATION


This document is enacted on the 9th day of August, 2001 as a formal amendment and modification to the baseline Agreement entered into on November 10, 2000 and to the initial Amendment entered into on July 18, 2001 (Amendment No. 1), by and between QuadraComm, Inc. ("QuadraComrn") and "RF Scientific, Inc. ("RFS"), including RFS principal shareholders, James Abbott and A.J. Miceli ("Shareholders"), which documented and contracted the acquisition of RFS by QuadraComm. All elements of that basic Agreement remain intact as written at the time except for the provision modifications mutually agreed to on July 18 and to those additional changes defined herein intended to amend that revised Agreement. QuadraComm, RFS and Shareholders are individually and collectively referred to within this document as "Parties".

Therefore, it is agreed between the Parties that the following revisions, additions, and/or modifications are made to the baseline Agreement of November 10, 2000 and to the Amendment and Modification of July 18, 2001:

1. The Parties hereto commit to the re-validation of the acquisition of RFS by QuadraComm per the terms and conditions of the Agreement and Amendment No. 1 except as defined herein.

2. The Due Diligence date, in all forms, exchanged to date between the Parties is hereby accepted in its current form and content by the Parties as full and satisfactory disclosure of material events and facts surrounding the companies, past performance, and current status relative to business and financial conditions. The Section 3, Representations and Warranties, previously committed and delivered are accepted herein as valid for Closing.

3. Based upon the agreement and enactment of the revisions defined herein it is agreed by and between the Parties that the final Closing of the transactions contemplated by the Agreement will take place at the RF Scientific facilities in Orlando, Florida on Monday 13 August, 2001.

4. All shares of QuadraComrn Common Stock associated directly with the merger/acquisition will be appropriately disbursed by QuadraComm within fifteen (15) days of Closing, subject only to the receipt of the surrender to QuadraComm of all previously outstanding stock of RF Scientific, Inc. prior to the disbursement.

5. The defined cash contribution from the baseline and first amendment, included in the purchase price of the acquisition transaction has been converted to an additional stock disbursement as a part of this Amendment. Therefore, effective with thus Amendment the


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     merger/acquisition  of  RF  Scientific, Inc. into QuadraCornm, Inc. becomes totally  a  stock-for-stock  deal  as  follows:

     1. The previous stock consideration of One Million (1,000,000) Restricted Common shares per Amendment No. 1 is hereby revised to Two Million (2,000,000) Restricted Common shares of QuadraComm, Inc.
     2. The previous cash consideration is hereby deleted from the transaction in favor of the issuance of One Million (1,000,000) Restricted Common shares of QuadraComm, Inc.

In Witness Whereof, the Parties hereto have executed this Agreement Amendment & Modification as defined above as of the date first above written, and agree to incorporate it into the baseline Agreement and Plan of Reorganization.


QuadraComm,  Inc.


          /s/
--------------------------------------
By:     Robert  Ellis
Its:    President


RF  Scientific,  Inc.


          /s/
--------------------------------------
By:     James  Abbott
Its:    President


          /s/
--------------------------------------
A.J.  Miceli
As  its: Vice  President



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